UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment 6

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

XENOPORT, INC.

(Name of Subject Company)

XENOPORT, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Common Stock – 98411C100

(CUSIP Number of Class of Securities)

Thomas P. McCracken

General Counsel

XenoPort, Inc.

2000 Seaport Boulevard, Suite 300

Redwood City, California 94063

(408) 616-7200

With copies to:

Keith A. Flaum

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by XenoPort, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by AP Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”), and a wholly owned subsidiary of Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits and Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Acquisition Sub, Parent and Arbor Pharmaceuticals, Inc., a Delaware corporation, with the SEC on June 6, 2016, pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a purchase price of $7.03 per Share, net to the seller in cash, without interest thereon, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 6, 2016 and in the related Letter of Transmittal.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information to be Furnished.

The subsection under the heading “Certain Litigation” under Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last sentence of the first paragraph and adding, after the first paragraph, the following:

“On June 24, 2016, the Company entered into a memorandum of understanding (the “MOU”) with respect to a settlement with the parties to the actions in the San Mateo County Superior Court captioned Gilmore v. Angotti et al., Bushansky v. XenoPort, et al. and McMahon v. XenoPort, et al. (collectively, the “Litigation”). Pursuant to the MOU, the Company agreed to make additional disclosures in its Schedule 14D-9, and the parties expect to execute a stipulation of settlement, which will be subject to approval by the San Mateo County Superior Court. There can be no assurance that the settlement will be finalized or that the San Mateo County Superior Court will approve the settlement. The settlement terms provide that the Litigation will be dismissed with prejudice against all defendants. The Company and the other named defendants deny any liability with respect to the facts and claims alleged in the Litigation. The defendants further deny that any supplemental disclosure was required under any applicable statute, rule, regulation or law. The settlement includes an agreement to settle all claims related to the Merger, whether or not such claims have been asserted in the Litigation. This agreement to settle all claims related to the Merger is subject to approval by the San Mateo County Superior Court.

The Board and the Company (and the other defendants) elected to enter into the MOU to settle the Litigation despite the collective view that the Litigation lacked merit because they did not want to jeopardize the proposed Merger or the timing thereof, which transaction the Board continues to believe is in the best interests of the Company’s stockholders.

Without agreeing that any of the claims in the Litigation have merit, the Company has agreed, pursuant to the terms of the MOU, to make certain additional disclosures which supplement the information provided in the Schedule 14D-9, concerning the Offer and the Merger. Those additional disclosures were filed on Amendment No. 5 to Schedule 14D-9 on June 24, 2016 (“Amendment No. 5”). Amendment No. 5 should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. The settlement will not affect the amount of the Offer Price to be paid to the stockholders of the Company in connection with the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XenoPort, Inc.

Dated: June 27, 2016	By:	/s/ Thomas P. McCracken
	Name:	Thomas P. McCracken
	Title:	General Counsel

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